ALBERTA COMPLIANCE SERVICES INC.


03022915


SEC MAIL PROCESSING
RECEIVED
JUN 1 9 2003
WASH, D.C. 187 SECTION

June 11, 2003

Securities & Exchange Commission
450 Fifth Street N. W.
Washington, DC
USA 20549

Attention: Office of International Corporate Finance

SUPPL

Dear Sirs:

Re: International Health Partners Inc. (formerly Canadian Dental Partners Inc.)
File No. 82-4868

Please accept for filing the following documents that include information required to be made public:

1. News Release dated May 20, 2003
2. Interim Financial Statements for the nine months ended March 31, 2003
3. BCSC Form 51-901F

Yours truly,
ALBERTA COMPLIANCE SERVICES INC.

PROCESSED
JUN 30 2003
THOMSON FINANCIAL

Sherri Van Ham
Associate

6/24

602, 304 - 8 Avenue S.W. Calgary, Alberta Canada T2P 1C2
*Phone: (403) 216-8450 * Fax: (403) 216-8459 * info@albertacompliance.com * www.albertacompliance.com*

82-4868

PRESS *Release*


INTERNATIONAL
HEALTH
PARTNERS

FOR IMMEDIATE RELEASE
May 20, 2003

TSX VENTURE EXCHANGE
Trading Symbol: TSX-V: IHP
Press Release Number: 03 - 04

INTERNATIONAL HEALTH PARTNERS INC. ANNOUNCES BOWGLEN MEDICAL CLINIC EXPANSION

CALGARY, ALBERTA, May 20, 2003 - **International Health Partners Inc. ("IHP")** announces it will be relocating and expanding its Bow Glen Medical Clinic in NW Calgary.

David B. McQuaig, President and CEO states: "IHP will invest approximately $100,000.00 relocating and developing a larger Medical Clinic in the Bow River Professional building. The new clinic will continue to provide family practice, occupational health and third party medical services, but will also add additional family practice services and a five day a week "walk in" medical service."

The need for expansion is a direct result of the successful recruitment of several new family physicians to Calgary from other areas of the country.

IHP expects the expanded facility to produce increased patient revenues and significantly increase the profitability of this facility.

International Health Partners Inc. is a Dental and Medical "Practice Management Company" ("PMC") in the business of evaluating, consolidating and managing dental and medical facilities. The Company owns/operates a chain of modern health facilities that provide primary dental and medical services in the Province of Alberta.

IHP is currently involved in formal discussions for additional acquisition opportunities.

To find out more about International Health Partners Inc. (TSX-V: IHP), visit our website at www.ihp.ca

Investor inquiries, please call Toll-Free: 1-877-664-6663 or e-mail to investor@IHP.ca

Interested Medical or Dental Professionals, please contact David McQuaig, President and CEO at (403) 264-7664.


INTERNATIONAL
HEALTH
PARTNERS

INTERNATIONAL HEALTH PARTNERS INC.

3rd

Quarter Report

for the period ending
March 31, 2003

PRESIDENT'S REPORT TO SHAREHOLDERS

I am pleased to report that IHP has returned to profitability in the third quarter ending March 31, 2003. Revenues were $1,460,361, with a net income of $15,394. The third quarter is typically a strong quarter for dental revenues. In addition, I am very pleased to report that our Medical Division posted a strong performance in this quarter. As a result of successful management and recruitment of additional physicians, IHP will be expanding its Bow Glen Medical Clinic. Renovations have already begun.

With the conclusion of the PCG Ventures Inc. transaction, IHP finishes the third quarter with a much healthier looking balance sheet.

IHP has recently completed a Company Report with the assistance of Loewen & Partners Corporate Services and as a result has, and continues to meet with a number of investors to pursue additional debt/equity financings to accelerate IHP's acquisition program. The Corporation will keep shareholders abreast of developments in this regard as they progress.

Management continues to seek and identify potential acquisitions in the medical and dental field. It is expected that at least one Letter of Intent will be announced by the end of June.

Sincerely,

"Signed"

David B. McQuaig
President and CEO

Calgary, Alberta
May 20, 2003

82-4868

CONSOLIDATED BALANCE SHEET
(Unaudited)

	March 31, 2003	June 30,2002
ASSETS		
Current assets		
Cash held in trust	$ -	$ 148,725
Short-term investments	413,879	138,158
Accounts receivable	380,635	344,245
Inventory	39,245	39,338
Prepaid expenses and deposits	58,104	63,023
	891,863	733,489
Capital assets	1,089,524	1,181,507
Intangible assets	5,383	6,333
Goodwill	452,005	452,005
	$ 2,438,775	**$ 2,373,334**
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Bank indebtedness	$ 57,467	$ 17,605
Accounts payable and accrued liabilities	478,500	708,209
Other accounts payable *(Note 3)*	10,000	30,000
Deferred revenue	213,879	138,158
Current portion of long-term debt	34,440	51,940
Current portion of capital lease obligations	133,384	67,861
Convertible debenture	62,850	60,000
	990,520	1,073,773
Long-term debt	5,247	28,207
Capital lease obligations	804,945	828,824
	1,800,712	1,930,804
Shareholders' equity:		
Share capital	1,937,709	1,684,291
Deficit	(1,299,646)	(1,241,761)
	638,063	442,530
	$ 2,438,775	**$ 2,373,334**

CONSOLIDATED STATEMENT OF OPERATIONS AND DEFICIT

For the Period Ended March 31 (Unaudited)

	Three Months		Nine Months	
	2003	2002	2003	2002
Dental facilities revenue	$ 1,076,090	$ 934,698	$ 3,118,855	$ 2,664,394
Medical facilities revenue	360,086	286,590	973,781	869,765
Management fees	24,185	36,776	70,465	93,175
TOTAL REVENUE	**1,460,361**	**1,258,064**	**4,163,101**	**3,627,334**
Dental, medical and lab fees	654,068	554,097	1,881,453	1,661,438
	806,293	703,967	2,281,648	1,965,896
Other income and expenses				
Operating expenses	552,168	471,336	1,627,693	1,407,897
General and administrative	165,249	140,531	472,484	430,686
Amortization	56,575	46,503	164,388	165,449
Interest on long-term obligations	18,755	13,046	78,433	43,717
Other income	(1,848)	(1,055)	(3,465)	(4,669)
	790,899	670,361	2,339,533	2,043,080
Net income (loss)	**15,394**	**33,606**	**(57,885)**	**(77,184)**
Deficit, beginning of the period	(1,315,040)	(1,115,412)	(1,241,761)	(1,004,622)
Deficit, end of the period	$(1,299,646)	$(1,081,806)	$(1,299,646)	$(1,081,806)
Income (loss) per share, basic	$0.00	$0.00	$(0.01)	$(0.01)
Income (loss) per share, fully diluted	$0.00	$0.00	$(0.01)	$(0.01)

82-4868

CONSOLIDATED STATEMENT OF CASH FLOWS

For the Period Ended March 31 (Unaudited)

	Three Months		Nine Months	
	2003	2002	2003	2002
Cash flows from (used in) operating activities:				
Net income (loss)	$ 15,394	$ 33,606	$ (57,885)	$ (77,184)
Items not involving cash:				
Amortization	56,575	46,503	164,388	165,449
Services and purchases settled with issuance of shares	16,800	10,000	46,800	2,500
Cancellation of common shares	-	-	(17,500)	-
	88,769	90,109	135,803	90,765
Net change in non-cash working capital relating to operating balances	(272,104)	(39,528)	(205,366)	116,092
	(183,335)	50,581	(69,563)	206,857
Cash flows from (used in) financing activities:				
Issuance of common shares (net of share issue costs)	242,602	93,598	224,118	412,059
Proceeds from convertible debenture (net of repayments)	(7,150)	(15,000)	2,850	65,000
Proceeds from capital lease obligations (net of repayments)	(20,360)	(29,446)	7,151	(75,714)
Repayment of long-term debt	(5,740)	(13,107)	(40,460)	(17,142)
	209,352	36,045	193,659	384,203
Cash flows from (used in) investing activities:				
Purchase of capital assets	(12,165)	(7,940)	(36,962)	(171,461)
Purchase of intangible assets	-	-	-	(35,770)
Business acquisition costs capitalized	-	(10,000)	-	(6,561)
Purchase of goodwill	-	-	-	(255,676)
	(12,165)	(17,940)	(36,962)	(469,468)
Increase (decrease) in cash and cash equivalents	13,852	68,686	87,134	121,592
Cash (deficiency), beginning of period	342,560	14,938	269,278	(37,968)
Cash and Cash equivalents, end of period	**$ 356,412**	**$ 83,624**	**$ 356,412**	**$ 83,624**
Cash and cash equivalents consist of:				
Cash (bank indebtedness)	$ (57,467)	$ (108,094)	$ (57,467)	$ (108,094)
Short-term investments	413,879	191,718	413,879	191,718
	$ 356,412	**$ 83,624**	**$ 356,412**	**$ 83,624**

NOTES TO FINANCIAL STATEMENTS

1. GENERAL

These interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements for the year ended June 30, 2002, as they do not include all of the disclosure requirements of annual financial statements.

2. SIGNIFICANT ACCOUNTING POLICIES

The accounting policies and methods of these financial statements are the same as those used in the annual consolidated financial statements, except the Corporation has adopted the recommendations of the Canadian Institute of Chartered Accountants on accounting for stock-based compensation effective July 1, 2002.

The recommendations require that all stock-based awards made to non-employees be measured and recognized using a fair value based method. The recommendations encourage the use of a fair value based method for direct awards of stock, stock appreciation rights, and awards that call for settlement in cash or other assets. Awards that a company has the ability to settle in stock are recorded as equity, whereas awards that a company is required to or has a practice of settling in cash are recorded as liabilities. For stock options granted to employees, the Corporation has adopted the disclosure only provisions of the new recommendations whereby pro forma net income and pro forma earnings per share are disclosed in the notes to the financial statements, as if the fair value based method of accounting had been used. This disclosure is provided for stock option grants after June 30, 2002, but not for any grants on that date or prior to that date.

3. OTHER ACCOUNTS PAYABLE

Share subscriptions payable in the amount of $10,000 for Common Shares issued subsequent to March 31, 2003.

4. STOCK-BASED COMPENSATION

If the Corporation had used the fair value method of accounting for stock-based compensation, the Corporation's net loss and loss per share would have been increased to the pro forma amounts indicated below:

	Nine Months Ended March 31, 2003		
	Net Loss	Loss per share basic	Loss per share fully diluted
As reported	$(57,885)	$(0.01)	$(0.01)
Pro forma	$(59,596)	$(0.01)	$(0.01)

The fair value of each option grant is estimated on the date of grant to be $0.00582 per share using the Black-Scholes option pricing model with the following assumptions for grants in the nine month period ended March 31, 2003: no dividends are to be paid, expected volatility of 9%, risk-free interest rate of 4.09%, and expected lives of 5 years.

4. COMPARATIVE FIGURES

Certain figures for the prior period financial statements have been restated to conform to the current period presentation.

82-4868

CORPORATE INFORMATION

BOARD OF DIRECTORS
David B. McQuaig
Randy Dawson
Dr. Nathaniel Podilsky
Robert Syverson
H. Steve Walton
Paul E. Grehan

OFFICERS
David B. McQuaig, President and CEO
Brian Lamb, CMA, Chief Financial Officer
Randy Dawson, Secretary

LEGAL COUNSEL
Drummond Phillips & Sevalrud LLP

BANK
Bank of Montreal

AUDITORS
Buchanan Barry LLP

TRANSFER SERVICES
Computershare Trust Company of Canada

STOCK EXCHANGE LISTING
TSX Venture Exchange
Trading Symbol "IHP"

HEAD OFFICE
#201, 501 – 18 Ave. S.W.
Calgary, Alberta, Canada T2S 0C7
Ph: (403) 264-7664; Fax: (403) 264-7640
Website: www.ihp.ca

82-4868

INTERNATIONAL HEALTH PARTNERS INC.

Quarterly Report to Shareholders for the Third Quarter March 31, 2003

FORM 51-901F

Quarterly Report

Incorporated as part of: [ ] **Schedule A**

[X] **Schedules B & C**

ISSUER DETAILS:

NAME OF ISSUER:	International Health Partners Inc.
ISSUER ADDRESS:	Suite 201, 501 – 18 Ave. S.W. Calgary, Alberta T2S 0C7
ISSUER TELEPHONE NUMBER:	403-264-7664
ISSUER FAX NUMBER:	403-264-7640
CONTACT PERSON:	David B. McQuaig
CONTACT'S POSITION:	President & CEO
CONTACT'S TELEPHONE NUMBER:	403-264-7664
FOR QUARTER ENDING:	March 31, 2003
WEB SITE	www.ihp.ca
CONTACT E-MAIL ADDRESS:	davidb@ihp.ca
DATE OF REPORT:	May 20, 2003

CERTIFICATE

THE THREE SCHEDULES REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE BOARD OF DIRECTORS HAS APPROVED THE DISCLOSURE CONTAINED THEREIN. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

David B. McQuaig	*"David B. McQuaig"*	2003/05/20
Name of Director	Signed (Typed)	Date Signed (YY/MM/DD)
Nathaniel Podilsky	*"Nathaniel Podilsky"*	2003/05/20
Name of Director	Signed (Typed)	Date Signed (YY/MM/DD)

SCHEDULE B

SUPPLEMENTARY INFORMATION
FOR THE NINE MONTH PERIOD ENDED MARCH 31, 2003

1. ANALYSIS OF EXPENSES

For the nine month period ended March 31, 2003, dental, medical and lab fees in the amount of $1,881,453 consist of professional fees of $1,617,689 and lab fees of $263,764.

Other expenses are broken down into four main categories. $1,627,693 relates to operating expenses directly incurred in the daily operation of medical and dental facilities, including wages in the amount of $854,277. $472,484 relates to general and administrative expenses incurred by head office. These consist of expenses incurred by the management team in Calgary and the accounting department in Edmonton. They include salaries in the amount of $279,982 as well as general office expenses, marketing and staffing administration expenses. Depreciation and amortization of $164,388 relates to facilities and equipment.

2. RELATED PARTY EXPENDITURES

There were no related party transactions.

3. (a) SUMMARY OF SECURITIES ISSUED DURING THE PERIOD

Date of Issue	Type of Security	Type of Issue	Number	Price	Total Proceeds	Type of Consideration
July 23/02	Shares	Acquisition	150,000	$0.10	$ 15,000	Assets
Aug. 19/02	Shares	Acquisition	150,000	$0.10	$ 15,000	Assets
Aug. 23/02	Shares	Cancellation	100,000	$0.175	$ (17,500)	Services
Feb. 21/03	Shares	Private Plc	3,000,000	$0.10	$300,000	Cash

(b) SUMMARY OF OPTIONS GRANTED DURING THE PERIOD

Date	Number	Name of Optionee	Exercise Price	Expiry Date
Sept. 5/02	40,000	David McQuaig	$0.10	Sept. 5, 2007
Sept. 5/02	40,500	Dr. N. Podilsky	$0.10	Sept. 5, 2007
Sept. 5/02	75,000	Brian Lamb	$0.10	Sept. 5, 2007
Sept. 5/02	20,500	Randy Dawson	$0.10	Sept. 5, 2007
Sept. 5/02	16,000	Robert Syverson	$0.10	Sept. 5, 2007
Sept. 5/02	16,000	Steve Walton	$0.10	Sept. 5, 2007
Sept. 5/02	16,000	Dr. S. Rajpal	$0.10	Sept. 5, 2007
Sept. 5/02	20,000	Suzanne Armstrong	$0.10	Sept. 5, 2007
Sept. 5/02	10,000	Rita Loken	$0.10	Sept. 5, 2007
Sept. 5/02	5,000	Mariann McPherson	$0.10	Sept. 5, 2007
Sept. 5/02	5,000	Jo-Ann Collison	$0.10	Sept. 5, 2007
Sept. 5/02	35,000	Dr. D. Daniel	$0.10	Sept. 5, 2007
Jan. 8/03	(2,500)	Jo-Ann Collison	$0.16	Cancelled
Jan. 8/03	(5,000)	Jo-Ann Collison	$0.10	Cancelled

SCHEDULE B – SUPPLEMENTARY INFORMATION cont'd

4. (a) &
(b) PARTICULARS OF AUTHORIZED CAPITAL AND SUMMARY OF SHARES ISSUED AND OUTSTANDING

Authorized:	Unlimited Common Shares with no par value
Issued:	11,624,774 Common Shares
Value of Common Shares:	$1,937,709

(c) SUMMARY OF OPTIONS AND WARRANTS OUTSTANDING AS AT MARCH 31, 2003:

Security	Number	Exercise Price	Expiry Date
Options	181,200	$0.25	October 6, 2004
Options	39,200	$0.36	March 16, 2005
Options	290,600	$0.16	October 29, 2006
Options	294,000	$0.10	September 5, 2007
Warrants	1,324,500	$0.25	May 30, 2003
Warrants	700,000	$0.20	November 16, 2003

(d) NUMBER OF SHARES SUBJECT TO ESCROW AS AT MARCH 31, 2003:

N/A

5. LIST OF DIRECTORS AND OFFICERS AS AT MAY 20, 2003

David B. McQuaig	Director, President and CEO
Randy Dawson	Director, Secretary
Dr. Nathaniel Podilsky	Director
Robert Syverson	Director
Steve Walton	Director
Paul A. Grehan	Director
Brian Lamb, CMA	Chief Financial Officer

SCHEDULE C

MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE NINE MONTH PERIOD ENDING MARCH 31, 2003

DESCRIPTION OF BUSINESS

International Health Partners Inc. provides practice management services to medical and dental practitioners, thus allowing them to focus on quality patient care. The Corporation markets and operates dental facilities with the brand Brightsmile Dental Centres and trades under the symbol IHP on the TSX Venture Exchange.

DISCUSSION OF OPERATIONS AND FINANCIAL CONDITION

- For the nine month period ended March 31, 2003, the Corporation recorded total revenue of $4,163,101 of which $3,189,320 was derived from dental facilities & management fee income and $973,781 was derived from medical facilities income.

- Expenses directly relating to the dental and medical facilities income were $1,881,453. These expenses consist of professional fees of $1,617,689 and lab fees of $263,764. Operating expenses relating to the dental and medical facilities were $1,627,693, including wages in the amount of $854,277. General and administrative expenses for the management of the Corporation were $472,484, including wages in the amount of $279,982.

- The Corporation issued a news release September 30, 2002 announcing that it will issue Common Shares through a private placement for a maximum of $300,000. The issue price will be $0.10 per share. The shares were issued February 21, 2003. PCG Ventures Inc. purchased the majority of the shares.

- The Corporation renewed the dental contract with the Graduate Students Association of the University of Alberta for a two-year period commencing October 15, 2002 to October 14, 2004.

- The Corporation granted stock options to acquire 294,000 shares to directors, officers and employees on September 5, 2002. The options have an exercise price of $0.10 and expire September 5, 2007.

- Effective July 2002, the Corporation renegotiated capital leases in the amount of $333,581. The implicit interest rate is 7.5% and the maturity date is October 2009.

- The Corporation intends to continue to acquire new dental and medical contracts over the ensuing year. Management is currently seeking acquisition capital for several existing opportunities.

- In addition, management is continuing with its previous objective of increasing revenue and profitability at the existing facilities.
